Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Pomona Investment Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$96,976,138.24	0.0001381	$13,392.40
Fees Previously Paid	(2)	$95,015,573.30	0.0001531	$14,546.88

Total Transaction Valuation:		$96,976,138.24
Total Fees Due for Filing:				$13,392.40
Total Fees Previously Paid:				14,546.88
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of September 30, 2025.

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 from October 1, 2025 to September 30, 2026, equals $138.10 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at September 30, 2025.
(2)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of March 31, 2025.

Calculated at $153.10 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at March 31, 2025.